Mail Stop 3561

November 13, 2006

Mr. David Pollock
President and Chief Executive Officer
Hydron Technologies, Inc.
4400 34th Street North, Suite F
St. Petersburg, Florida 33714

>   **Re:**   **Hydron Technologies, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
>   **Filed April 19, 2006**
>
>   **Form 10-QSB for the Fiscal Quarter Ended June 30, 2006**
>   **Filed August 14, 2006**
>
>   **File No. 0-6333**

Dear Mr. Pollock:

    We have reviewed your responses filed on October 10, 2006 and November 3, 2006 to our previous comments and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 4. Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 7. Acquisition, page 34

1. We note your calculations on Exhibit A and response to comment 2 of our letter
    dated September 21, 2006 regarding your acquisition of Clinical Results, Inc.
    during 2005 and your compliance with Item 310(c) of Regulation S-B. Your
    calculation excludes $50,000 of the $260,000 purchase price identified as the
    amount allocated to the employment contract of the President. When performing
    the tests of significance for investment, you must include total consideration,
    including amounts relating to liabilities such as employment contracts. Using the
    total $260,000 purchase price, the revised percentage for investments would be
    23.2% instead of the 18.7% calculated on Exhibit A. Accordingly, the acquisition
    is considered significant and you are required to provide audited financial
    statements of Clinical Results, Inc. for the most recent fiscal year and the latest
    interim period preceding the acquisition, and the corresponding interim period of
    the preceding year to comply with Item 310(c) of Regulation S-B. Please amend
    Form 8-K filed on July 8, 2005 to include the required audited financial
    statements of Clinical Results, Inc.

* * *

As appropriate, please revise your filings and respond to our comment within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 or, in their absence, the undersigned, at (202) 551-3841, if you have questions regarding our comments on the financial statements and related matters. Please contact H. Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief